April 30, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Alison White

Re:	SBL Fund (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Ms. White:

We wish to respond by this letter to a follow up conversation on the comments of the U.S. Securities and Exchange Commission (“SEC”) staff regarding Post-Effective Amendment No. 67 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on February 28, 2013.1 In particular, this letter responds to the follow up telephonic conversation between you, your branch chief, Michael Kosoff, and Julien Bourgeois of Dechert LLP on April 9, 2013. The SEC staff’s comment, followed by the response of the Registrant, is set forth below:

1.	Comment: The SEC staff believes that Series A (StylePlus Large Cap Core Strategy Series), Series J (StylePlus Mid Cap Growth Strategy Series), Series X (StylePlus Small Cap Growth Strategy Series) and Series Y (Large Cap Growth Series) (together, the “SBL StylePlus Series”) have names that subject those Series to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”). Please include an 80% investment policy pursuant to Rule 35d-1 under the 1940 Act or modify the SBL StylePlus Series’ names.

Response: As discussed in our prior correspondence and orally, we respectfully note that we continue to believe that the SBL StylePlus Series’ names that were filed on February 28, 2013 were not subject to Rule 35d-1 under the 1940 Act. However, in response to your recommendation, it has been decided to change the SBL StylePlus Series’ names. We believe that the new names make it clear that they connote investment strategies as opposed to investments.

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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee Secretary and Senior Vice President Security Investors, LLC

[1]	The SEC staff’s initial comments were conveyed via a telephone conversation between you and Stephen Cohen of Dechert LLP on March 14, 2013. The Registrant’s responses to those initial comments were filed with the SEC on April 1, 2013 (Accession No. 0001193125-13-136469).